EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(the “Company”)

NOTICE

NATIONAL INSTRUMENT 51-102

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

The  Auditors  of  the  Company  have  been  the  firm  of  Smythe  Ratcliffe,  Chartered Accountants, of Vancouver, British Columbia.

At the request of management, Smythe Ratcliffe, Chartered Accountants, have resigned as Auditors of the Company effective March 11, 2013 and Manning Elliott LLP, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing March 11, 2013.

The  proposal  to  appoint  Manning  Elliott  LLP,  Chartered  Accountants,  as  the  new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditor’s Reports on the Company’s financial statements for the fiscal years ended January 31, 2013 and 2012, or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors indicating their agreements with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 4th day of April, 2013.

BY ORDER OF THE BOARD OF DIRECTORS
OF CORAL GOLD RESOURCES LTD.

“David Wolfin”

David Wolfin
President